Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.